# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Urgent.ly Inc., CIK 0001603652
CUSIP: 916931108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 8609 Westwood Center Drive, Suite 810, Vienna, Virginia (VA), 22182
Date of event which requires filing of this statement: 11/15/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001415889-23-014580
Filed by CIK 0001834600

## Reporting persons
- Mithaq Capital SPC: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 98,734; shared voting power 0; sole dispositive power 98,734; shared dispositive power 0; aggregate amount beneficially owned 98,734 (4.5% of the class)
- Turki Saleh A. Alrajhi: type of reporting person: individual (IN); citizenship or place of organization: Saudi Arabia (T0); sole voting power 0; shared voting power 98,734; sole dispositive power 0; shared dispositive power 98,734; aggregate amount beneficially owned 98,734 (4.5% of the class)
- Muhammad Asif Seemab: type of reporting person: individual (IN); citizenship or place of organization: Pakistan (R0); sole voting power 0; shared voting power 98,734; sole dispositive power 0; shared dispositive power 98,734; aggregate amount beneficially owned 98,734 (4.5% of the class)

## Item 1. Issuer
Name of issuer: Urgent.ly Inc.
Address of issuer's principal executive offices: 8609 Westwood Center Drive, Suite 810, Vienna , VA, 22182.

## Item 2. Person Filing
Name of person filing: This Amendment No. 1 amends the Schedule 13G filed on October 30, 2023 (the "Original Schedule 13G"). This statement of beneficial ownership on Schedule 13G relates to the Common Shares ("Shares") of Urgent.ly Inc. (the "Issuer") beneficially owned by Mithaq Capital SPC, Turki Saleh A. AlRajhi and Muhammad Asif Seemab (the "Reporting Persons"). The Issuer undertook a 12:1 reverse stock split, which was effective on March 13, 2025. As a result of the reverse stock split, the Reporting Persons' ownership changed to 99,486 Shares from 1,193,839 Shares. Since March, the Reporting Persons disposed of 752 Shares and the Issuer issued additional shares. Based on the Issuer's November 17, 2026 proxy statement, the Issuer had 2,180,417 shares outstanding as of November 6, 2025. Accordingly, the Reporting Persons' percentage ownership is 4.5%, and therefore the Reporting Persons are not subject to further reporting on Schedule 13G unless the Reporting Persons acquire additional Shares that increase their ownership to 5% or greater of the outstanding Shares. Unless specifically amended hereby, the disclosures and statements set forth in the Original Schedule 13G remain unchanged. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Original Schedule 13G.
Address of principal business office or, if none, residence: See Original Schedule 13G.
Citizenship: See Original Schedule 13G.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reporting Person: Mithaq Capital SPC: 98,734
Reporting Person: Turki Saleh A. AlRajhi: 98,734
Reporting Person: Muhammad Asif Seemab: 98,734
Percent of class:
Reporting Person: Mithaq Capital SPC: 4.5%
Reporting Person: Turki Saleh A. AlRajhi: 4.5%
Reporting Person: Muhammad Asif Seemab: 4.5%
Sole power to vote or to direct the vote:
Reporting Person: Mithaq Capital SPC: 98,734
Reporting Person: Turki Saleh A. AlRajhi: 0
Reporting Person: Muhammad Asif Seemab: 0
Shared power to vote or to direct the vote:
Reporting Person: Mithaq Capital SPC: 0
Reporting Person: Turki Saleh A. AlRajhi: 98,734
Reporting Person: Muhammad Asif Seemab: 98,734
Sole power to dispose or to direct the disposition:
Reporting Person: Mithaq Capital SPC: 98,734
Reporting Person: Turki Saleh A. AlRajhi: 0
Reporting Person: Muhammad Asif Seemab: 0
Shared power to dispose or to direct the disposition:
Reporting Person: Mithaq Capital SPC: 0
Reporting Person: Turki Saleh A. AlRajhi: 98,734
Reporting Person: Muhammad Asif Seemab: 98,734

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mithaq Capital SPC: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi/Director (01/28/2026)
- Mithaq Capital SPC: Muhammad Asif Seemab, Muhammad Asif Seemab/Director (01/28/2026)
- Turki Saleh A. Alrajhi: Turki Saleh A. AlRajhi, Turki Saleh A. AlRajhi (01/28/2026)
- Muhammad Asif Seemab: Muhammad Asif Seemab, Muhammad Asif Seemab (01/28/2026)